Terry R. Young Assistant General Counsel 720 East Wisconsin Avenue Milwaukee, WI 53202-4797 (414) 665-2092 office terryyoung@northwesternmutual.com

VIA EDGAR and Electronic Mail

April 19, 2024

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwestern Mutual Variable Life Account II (“Registrant”)
Variable Universal Life Plus – NY File Nos. 811-21933; 333-233805
EDGAR CIK 0001359314

Post-Effective Amendment to Registration Statements on Form N-6

To Whom It May Concern:

I am submitting this letter on behalf of The Northwestern Mutual Life Insurance Company (the “Company”) and its above-named Registrant, to respond to the Commission staff’s comments on Post-Effective Amendment No. 5 for the Registrant (“Amendment”), which was filed pursuant to Rule 485(a)(1) on February 29, 2024, as referenced in your email dated April 1, 2024. In addition, Registrant will make certain other changes to disclosure in the Registration Statement to include any missing information and make routine and other clarifying changes, as appropriate.

Unless otherwise obvious from the context, the response in this supplemental letter, which will accompany the Amendment filing, is marked to show proposed changes in response to your comments.

The following is a summary of the Commission staff’s comment and our proposed response.

COVER PAGE/FACING SHEET

Comment

1.

Beginning with reports transmitted to investors on or after July 4, 2024 [which would be the fund’s next shareholder report], Rule 30e-3 is no longer available for the underlying portfolio’s shareholder reports. Accordingly, please remove the Rule 30e-3 disclosure on the cover page.

Response:

 Registrant has removed the Rule 30e-3 disclosure language from the cover page.

* * *

 We believe that the Amendment is complete and responds to all Commission staff comments and greatly appreciate their assistance. Please call the undersigned with any questions or comments or if I can do anything to assist in completing your review.

Very truly yours,

/s/ Terry R. Young

Terry R. Young Assistant General Counsel

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